UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934*

	ADVANCED MARKETING SERVICES, INC.
(Name of Issuer)
	Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
	00753T 10 5
(CUSIP Number)

(Date of Event which Requires Filing of
this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      ?  Rule 13d-1(b)
      ?  Rule 13d-1(c)
X  Rule 13d-1(d)

CUSIP No.   00753T 10 5
	13G


1.
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Loren Carl Paulsen, as Trustee under Revocable Trust UTD
July 12, 1999


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)  ?
Not applicable.	(b)  ?

3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5.
SOLE VOTING POWER

1,169,692

6.
SHARED VOTING POWER
-0-


7.
SOLE DISPOSITIVE POWER
1,169,692


8.
SHARED DISPOSITIVE POWER
-0-

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,378,263(1)
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

Not applicable.
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.2%
12.
TYPE OF REPORTING PERSON

Individual (as Trustee)



ITEM 1(a)	NAME OF ISSUER:   Advanced Marketing Services, Inc.

ITEM 1(b)	ADDRESS OF ISSUER?S PRINCIPAL EXECUTIVE OFFICES:
			5880 Oberlin Drive, Suite 400
			San Diego, CA 92121-9653

ITEM 2(a)	NAME OF PERSON FILING:  Loren Carl Paulsen (as
Trustee)

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:
			5880 Oberlin Drive, Suite 400
			San Diego, CA 92121-9653

ITEM 2(c)	CITIZENSHIP:  U.S.A.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)	CUSIP NUMBER:  00753T 10 5

ITEM 3	If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b), check whether the person filing is a:
Not applicable.
ITEM 4	OWNERSHIP:
(a)	Amount Beneficially Owned:  1,378,263(1)
(b)	Percent of Class: 7.2%
(c)	Number of shares as to which reporting person has:
i.	sole power to vote or to direct the vote:  1,169,692
ii.	 shared power to vote or to direct the vote:  0
iii.	sole power to dispose or to direct the
disposition of:1,169,692
iv.	shared power to dispose or to direct the
disposition of:  0



ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
		Not applicable.
ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON:
		Not applicable.
ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY:
		Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:
		Not applicable.
ITEM 9	NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

ITEM 10	CERTIFICATION:  Not applicable.

(1)Includes 208,571 shares held by an Irrevocable Trust dated
July 12, 1999 of which Mr. Paulsen is not a Trustee and as to which Mr. Paulsen disclaims beneficial ownership.


SIGNATURE
      After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete, and correct.
DATE:		February 10, 2006


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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